Mail Stop 4561

July 7, 2005


Shaun D. O`Brien
Chief Financial Officer
IDS Managed Futures, L.P.
233 South Wacker Drive, Suite 2300
Chicago, IL  60606

Re:	IDS Managed Futures, L.P.
      Form 10-K/A for the fiscal year ended December 31, 2004
      Filed July 1, 2005
      File No. 0-16515

Dear Mr. O`Brien:

      We have reviewed your first response letter dated June 28,
2005
and have the following additional comments.    Where indicated, we
think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A For the Fiscal Year Ended December 31, 2004

Signatures

1. It appears that you have not updated your signatures from the March 29, 2005 date in connection with your current filing of Form 10-K/A. In future filings, please update signatures and certifications in Exhibit 31 when making an amended filing.

Note 6 - Investments in Other Commodity Pool

2. We note your response to prior comment 3. Please clarify for us why you did not present separate financial statements for IDS Managed
Fund, LLC as of the same dates and for the same periods as those provided for IDS Managed Futures, L.P. or amend your filing to provide such information. Reference is made to Rule 3-09 (b) of Regulation S-X.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.



Sincerely,



Steven Jacobs
Branch Chief



??

??

??

??

Mr. O'Brien
IDS Managed Futures, L.P.
July 7, 2005
Page 2